Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning, Esq.

Re:	CPG Cooper Square International Equity, LLC (File No.: 811-23590)

CPG Focused Access Fund, LLC (File No.: 811-23355)

CPG Vintage Access Fund, LLC (File No.: 811-23258)

CPG Vintage Access Fund II, LLC (File No.: 811-23354)

CPG Vintage Access Fund III, LLC (File No.: 811-23452)

CPG Vintage Access Fund IV, LLC (File No.: 811-23610)

CPG Carlyle Commitments Fund, LLC (File No.: 811-22763)

CPG Carlyle Commitments Master Fund, LLC (File No.: 811-22764) (collectively, the “Funds”)
Preliminary Proxy Statements on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Funds, transmitted for filing as EDGAR correspondence are the Funds’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), provided to my colleague Lisa Goldstein by Kimberly Browning of the Staff on December 21, 2021. The comments of the Staff relate to the Funds’ EDGAR correspondence, filed on December 21, 2021, in which the Funds responded to additional comments of the Staff on the Funds’ preliminary proxy statements on Schedule 14A and appendices thereto (the “Preliminary Proxy Materials”), filed with the SEC on November 19, 2021.

For the convenience of the Staff, the Staff’s comments have been restated below, and the Funds’ responses are set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the revised versions of the Preliminary Proxy Materials that were emailed to the Staff on December 21, 2021. Two sets of revised Preliminary Proxy Materials were transmitted on December 21, 2021: one for the Funds other than CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC (the “Non-Carlyle Funds”), and one for CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC. Comments have been considered as applicable to both sets of Preliminary Proxy Materials. References below to locations in the revised Preliminary Proxy Materials refer to the location in the revised Preliminary Proxy Materials for the Non-Carlyle Funds.

On or about December 30, 2021, we plan to file with the SEC definitive proxy materials and forms of proxies (the “Definitive Proxy Materials”). The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

1.	Staff Comment: In the response to Staff Comment 3, you declined to revise each New Investment Advisory Agreement as follows: “a portion, as approved by the Board, of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing regulatory materials.” Please acknowledge in your response letter that the Staff

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Securities and Exchange Commission

December 23, 2021

respectfully disagrees with the conclusion articulated in your letter, but will not pursue this matter in connection with this filing.

Response: The Funds acknowledge the Staff’s disagreement.

2.	Staff Comment: In the response to Staff Comment 4, you declined to provide disclosure approximating with as much precision as possible the estimated monetary benefits that Mr. Tanzman will be receiving in the Transaction. Please acknowledge in your response letter that the Staff respectfully disagrees with the conclusion articulated in your letter, but will not pursue this matter in connection with this filing.

Response: The Funds acknowledge the Staff’s disagreement.

3.	Staff Comment: The Staff reiterates Staff Comment 5. The Preliminary Proxy Materials should be revised to add a clear statement regarding the Board’s findings with respect to compliance with the two conditions that comprise Section 15(f). The Staff would not object to disclosure that states that the Board or the Funds would make reasonable efforts to meet the two prongs of Section 15(f), or disclosure that states that the Board anticipates that the Funds can comply with the two prongs of Section 15(f).

Response: The last paragraph of the section captioned “Section 15(f) of the 1940 Act” will be revised to state that the Funds will make reasonable efforts to comply with the conditions of Section 15(f).

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Please telephone the undersigned at 212.969.3722 or Lisa Goldstein at 617.526.9845, if you have any questions or comments.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	Stuart H. Coleman

Brad A. Green

Lisa Goldstein